July 20, 2023

Sarah Sidwell

Asia Timmons-Pierce

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Aptera Motors Corp.

Post-Qualification Amendment to Offering Statement Form 1-A

Filed June 14, 2023

File No. 024-11479

Dear Ms. Sidwell and Ms. Timmons-Pierce:

We acknowledge receipt of the comments in the letter dated July 13, 2023 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Form 1-A POS filed on June 14, 2023

General

1.	We note that you filed a Form D on June 30, 2023. Please revise to include the information required by Item 6 of Part I of Form 1-A.

The Company has updated the disclosure to include the information required by Item 6 of Part I of Form 1-A as it relates to the Company’s Regulation D offering.

2.

We note that you will pay OpenDeal a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. Please clarify whether the total shares being qualified includes the non-cash commission of Class B Common Stock.

The total shares qualified does not include the non-cash commission of Class B Common Stock paid to OpenDeal. To date, the Company has not issued the securities but will include in Item 6 of Part I, when issued.

Summary, page 2

3.

We note in your disclosure that you list the minimum investment amount per investor as $1,000. However in footnote 4 and disclosure on page 19, you disclose that the minimum investment amount on Republic Platform is $210. We also note that you have filed two different subscription agreements reflecting different minimum investment amounts. Please revise or advise.

The Company has revised the disclosure to make to make it clear that the minimum investment amount made on the Republic Platform is $210 and $1,000 for all other investments. The Company has filed two different subscription agreements to reflect that the Company has two different brokers engaged in offering (OpenDeal Broker LLC and Dalmore Group, LLC) pursuant to a supplement filed December 9, 2022.

Risk Factors

We face significant technological and legal barriers to entry., page 7

4.

We note your disclosure that you do not have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. However, you mention on page F-6 that you have Beta and Gamma prototypes, and on page 26 disclose that you have leased a facility for final vehicle assembly. Please reconcile these inconsistencies and clearly disclose the current status of your manufacturing stage and whether you have begun production of your vehicles.

The Company has revised the disclosure on page 7.

The Company’s Business, page 21

5.

Please revise to disclose any material partnerships or agreements with suppliers or manufacturers. In that regard, we note your public statements regarding your partnership with an entity referred to as CPC.

The Company has modified the disclosure on page 24. Once the Company enters a binding agreement with CPC, the Company will include that agreement as an exhibit to the Offering Statement.

The Company’s Business, page 23

6.

We note in your testing-the-waters materials filed as Exhibit 13.1 that you currently have 42,000 pre-orders which account for a potential revenue of $1.5 billion. Please disclose your current pre-orders and any material terms and conditions, including whether deposits have been made and the extent to which pre-orders are cancellable or refundable. Please disclose the extent of any pre-order cancellations to date. Please disclose the timeline for production and delivery of these pre-orders.

The Company has updated its disclosure on page 23 under “Current Status” and on page 27 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – General”.

7.

We note in your testing-the-waters materials filed as Exhibit 13.1 you state that sales will be ramping up to 10,000 units per year and the potential market of 600,000 units per year. Please revise your disclosure to discuss your anticipated production. Please discuss the material assumptions and limitations underlying this rate of production.

The Company has included updated disclosure in on page on page 23 under “Current Status”.

8.

We note from your testing-the-waters material that you offer multiple incentives for investment, including (1) the Aptera Accelerator Program granting the first 2,000 investors who invest over $10,000 the first 2,000 Aptera vehicles once available, (2) investors who invest over $1,000 will receive a $100 coupon applicable toward a future vehicle purchase and (3) investors who invest over $10,000 will receive a $100 coupon and a 5% discount on a future vehicle purchase. Please revise to include disclosure about the investor incentives in your offering circular.

The Company has updated its disclosure which can be found in “Plan of Distribution and Selling Security Holders – Perks.”

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc: Chris Anthony

Co-Chief Executive Officer

Aptera Motors Corp.